
March 8, 2021

David Michels
Chief Financial Officer
Kinder Morgan, Inc.
1001 Louisiana Street , Suite 1000
Houston, Texas 77002

> **Re: Kinder Morgan, Inc.**
> **Form 10-K for the Year Ended December 31, 2020**
> **Filed February 5, 2021**
> **File No. 001-35081**

Dear Mr. Michels:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2020

Note 17 - Leases, page 129

1. We note that your revenues associated with leasing services represent about 11% of your consolidated revenues for the year ended December 31, 2020, as disclosed in your tabular presentation of revenues disaggregated by revenue source on page 123. If you are a lessor in the underlying transactions, please provide the disclosures required by ASC 842-30-50.

David Michels
Kinder Morgan, Inc.
March 8, 2021
Page 2

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Jenifer Gallagher, Staff Accountant, at (202) 551-3706 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Energy & Transportation